May 6, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Cityzenith Holdings, Inc. Offering Statement on Form 1-A

                  Originally Filed March 3, 2020, Amended on April 15, 2020

                  File No. 024-11170

Dear Mr. Derby:

We are in receipt of your comment letter dated April 28, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by CityZenith Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, a second amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Offering Statement on Form 1-A

Cover Page

1. It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding,

Inc. may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.

The following language has been added to the Amended Offering Circular:

We have engaged StartEngine Primary LLC (“StartEngine”), a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, or FINRA, which we refer to as the underwriter or placement agent.  StartEngine is the underwriter for this offering. Startengine is selling our shares in this offering on a best efforts basis and is not required to sell any specific number or dollar amount of shares offered by this offering circular, but will use its best efforts to sell such shares. The placement agent will receive compensation for sales of the shares offered hereby at a fixed commission rate of 5% of the gross proceeds of the offering.

299 S. Main Street, Suite 1300 | Salt Lake City, Utah 84111 | 801-534-4435

2. Please clarify the total number of shares of common stock you are offering. In this regard, the top of the cover page discloses up to 10 million shares of common stock, but the offering table on the cover page discloses a maximum number of 20,100,000 shares being offered that includes 100,000 shares eligible to be issued to StartEngine OWNers and up to 2,609,696 shares issued as bonus shares based upon investment level.

The Amended Offering Circular has been revised to correct this error.  The total number of shares of common stock that is being offered is 20,100,000, which includes the 100,000 shares eligible to be issued to StartEngine OWNers and up to 2,609,696 shares issued as bonus shares based upon investment level.

Summary, page 2

3. We note your response to prior comment 6 and your updated disclosure that you are targeting $101 million in revenue and 4% market penetration by 2024. While the use of projections is permitted, there must be a reasonable basis for them. Please revise to disclose the material assumptions underlying the projections and provide details about the bases for the projections. Specifically, explain how "historical revenue and projected market acceptance of our products to date" support such projections when your revenue decreased from $182,632 in 2018 to $152,018 in 2019.

The disclosure has been revised as follows:

We plan to disrupt the Digital Twin market through consolidation of software tools, more analytical capability and more data storage leading to a reduction in project man-hours. In 2019, the Digital Twin market was valued at USD 3.8 billion in 2019 and is anticipated to reach $24.69 billion by 2024.  The Company is targeting approximately 4% market penetration by the end of the year 2024.  These projections are based upon historical revenue and projected market acceptance of our products to date assuming the continued growth of the market and product adaption.  The Company launched its Digital Twin product in late 2018, and in 2019 saw increased market acceptance. In late 2019, the Company signed a letter of intent with a major Florida-based developer for $1,000,000 to provide services and solutions to major projects in the year 2020.  These contracts attest to the continued adoption of the Company’s products and services, the ability to secure and deliver larger contracts, and general increased acceptance of the digital twin market. Moreover, the Company believes that the current COVID-19 pandemic, while certain to slow most business activity for the foreseeable future in varying degrees throughout the world based upon location, may actually accelerate the general adoption of Digital Twin technologies at scale across multiple sectors as remote working, development and planning becomes more globally accepted and as world economies emerge from the financial effects of the pandemic.  Although the Company’s revenue decreased in 2019 as compared to 2018 from $182,632 to $152,018, the Company anticipates that \revenue in the fiscal year 2020 will grow and will continue to grow.  This is based upon a tripling of new contracts in 2019 and a growing market acceptance of our products, increased brand and product recognition and expanded marketing efforts.

Risk Factors, page 6

4. To the extent material, please provide risk factor disclosure regarding the COVID-19 pandemic and the reasonably know effect it may have on your business.

Additional disclosure regarding COVID-19 has been added to the “Risk Factor” section.

Risks Related to the Offering, page 13

5. We note your response to prior comment 8 and that your the officers, directors, and principal stockholders will hold 29.93% of the voting stock on a non-diluted basis. Please revise to explain how holders of 29.93% of the voting stock will be able to elect a majority of the board of directors and have continuing control of the company.

This risk factor has been revised to state the following:

There may not be a continuation of management control.

The Company’s present officers, directors, and principal stockholders own approximately 42% of the Company’s outstanding Common Stock. If the maximum offering occurs and all of the OWNer Shares and Bonus Shares are issued, the officers, directors, and principal stockholders will own 10,008,102 of the 34,291,546 (or 29.19%) of issued and outstanding voting stock (on a non-fully diluted basis). As a result, the Company’s present management and principal stockholders will not be able to elect a majority of the directors and will no longer be able to exert control over the Company.

Issuances of Equity, Convertible Notes, Warrants and SAFEs, page 31

6. Please supplement the disclosure you provided in response to prior comment 12 to disclose the maturity dates of your outstanding convertible notes.

The maturity dates of the convertible notes have been added to the disclosure.

Related Party Transactions, page 43

7. We note your disclosure on page 31 that the company has issued one or more promissory notes to affiliates of the company. Please revise to identify the related party and to provide the nature of the relationship to the issuer or tell us why it is not required. Refer to Item 13(a) of Part II of Form 1-A.

The following additional disclosure has been added to the Section “Interest of Management and Others in Certain Transactions”:

Related-Party Transactions

The Company issued an additional note in the amount of $2,029,000 to the MIA Dynasty Trust, which is controlled by Mark Jansen, the brother of Michael Jansen, an affiliate of the Company in the amount of $2,029,000 in May 2019.  This note grants the holder the right to elect to convert the unpaid balance of the note in connection with a qualified financing (the sale of equity in the minimum amount of $1,000,000) at the conversion price of $1.00 per share.  This note has a maturity date of December 31, 2020.

Plan of Distribution and Selling Securityholders

Perks, page 50

8. You disclose that up to 100,000 shares may be issued as bonus shares to StartEngine OWNers who have "invested $1,000+ in StartEngine's OWN raise." The amount of bonus shares will be equal to 10% of the number of Cityzenith shares the StartEngine OWNers purchase in the Cityzenith offering up to an aggregate maximum of 100,000 shares. Clarify whether there is a record date on which StartEngine OWNers are deemed eligible to participate in the bonus program. Disclose: (i) whether the bonus shares will be paid for by Cityzenith Holdings Inc. or StartEngine Crowdfunding, Inc. and (ii) whether any consideration was exchanged by either StartEngine Crowdfunding. Inc. or Cityzenith Holdings Inc. for participation in StartEngine Owner’s Bonus Program.

We have added disclosure that the bonus shares will be paid for by the Company in the form of discount and no consideration is given to participate in this program.  Those who have qualified for participation in the StartEngine OWNers program as of the date of the qualification of the Offering Circular by the SEC will be eligible to participate.

9. Please clarify that all of the "perks" other than the StartEngine Owners Bonus are based upon investment amounts in the Cityzenith offering.

The language has been revised to state:

“Certain investors are entitled to receive the following benefits or “perks”, based upon the amounts they invest in this Offering, The “perks” include the following:”

Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

10. We note your response to prior comment 13. Your disclosures on page F-10 continue to suggest that you have not yet adopted ASC 606. If true, please refer to ASC 606-10-65 and tell us why you did not adopt ASC 606 as of January 1, 2019. If you have adopted ASC 606, please revise to provide the applicable disclosures described in ASC 606-10-50.

The Company has adopted ASC 606 and has updated its disclosures in accordance with ASC 606-10-50 to note that the Company records materially all of its revenue from its software subscription product.  The Company views this update as a clarification of the financials and not a restatement of its financial statements under ASC 250.

11. We note that you purchased $214,500 of property and equipment during 2019. Please revise to provide the disclosures required by ASC 360-10-50. Please also revise your MD&A on page 30 to provide the reasons for the decline in your depreciation expense during 2019 compared to 2018.

The Company has updated its financial disclosures to better present long-lived assets in accordance with ASC 360.  The decline in depreciation expense from 2019 compared to 2018 is due to the expected longer useful life of the technology assets acquired in 2019 as compared to prior asset acquisitions.  The Company views this update as a clarification of the disclosure surrounding long-lived assets and does not constitute a restatement of its financials under ASC 250.

Signatures, page 53

12. In response to prior comment 16, you state that Michael Jansen is principal accounting officer and has executed the amended offering circular in that capacity. Please revise the signature page to indicate all capacities in which he is signing the offering circular so that it is clear that the offering circular has been signed by the principal financial officer and principal accounting officer.

The signature page has been revised as requested.

Exhibits

13. Please file a legal opinion that addresses all the securities covered by the offering statement. In this regard we note the legal opinion only opines on $20,000,00 in common stock.

The legal opinion has been revised to state that it opines to the 20,100,000 shares of common stock covered by the offering statement.

General

14. We note your response to prior comment 17. It appears Section 7 of your Subscription agreement identifies California as the exclusive forum for disputes. Please reconcile this disclosure with the disclosure in your risk factor on page 12 that states that "[t]he Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the State of Illinois." In addition, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Subscription Agreement has been revised to provide the following language:

EACH OF INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT

JURISDICTION LOCATED WITHIN THE STATE OF ILLINOIS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTORS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND PROVIDED WITH INVESTORS SUBSCRIPTION. NOTWITHSTANDING THE FOREGOING, THIS FORUM SELECTION PROVISION SHALL NOT APPLY TO THE EXTENT THAT ITS APPLICATION WOULD VIOLATE ANY FEDERAL LAW, INCLUDING, BUT NOT LIMITED TO, ANY ACTION ARISING UNDER THE SECURITIES ACT OF 1933 OR THE EXCHANGE ACT OF 1934, THE EXCLUSIVE JURISDICTION OF FEDERAL COURTS OVER ALL SUITS BOURGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE EXCHANGE ACT OR THE RULES AND REULATIONS THEREUNDER AND ANY CONCURRENT JURISDICTION OF FEDERAL AND STATE COURTS OVER ANY ACTION BROUGHT TO ENFORCE ANY DUTY OR LIABILITY CREATED BY THE SECURITIES ACT OR THE RULES OR REGULATIONS THEREUNDER. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

Additionally, we have revised the referenced risk factor disclosure to state the following:

Stockholders must consent to the jurisdiction of Illinois for most claims.

The Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the State of Illinois, the location of the Company’s principal office.  Investors located outside the State of Illinois may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims.  However, the jurisdiction of consent shall not apply to the extent it would violate any federal law, including, but not limited to, any action arising under the Securities Act of 1933 or the Exchange Act of 1934, the exclusive jurisdiction of federal courts over all suits brought to enforce any duty or liability created by the exchange act or the rules and regulations thereunder and any concurrent jurisdiction of federal and state courts over any action brought to enforce any duty or liability created by the securities act or the rules or regulations thereunder.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.